FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For June 19, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Change of Control Agreement dated April 1, 2009, between Petaquilla Minerals Ltd. and Richard Fifer;

2.

Change of Control Agreement dated April 1, 2009, between Petaquilla Minerals Ltd. and John Kapetas;

3.

Change of Control Agreement dated April 1, 2009, between Petaquilla Minerals Ltd. and João C. Manuel; and

4.

Change of Control Agreement dated April 1, 2009, between Petaquilla Minerals Ltd. and Bassam Moubarak.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  June 19, 2009

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

CHANGE OF CONTROL AGREEMENT

THIS AGREEMENT made as of and to have effect from the 1st day of April, 2009,

BETWEEN:

PETAQUILLA MINERALS LTD., a company duly incorporated under the laws of the Province of British Columbia, and having its head office at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9

(hereinafter called the “Company”)

 OF THE FIRST PART

AND:

RICHARD FIFER, of _________________________________________

(address)

(hereinafter called "Fifer")

OF THE SECOND PART

WHEREAS:

A.

The Company is a mining and exploration company with offices in Vancouver, British Columbia, and the Republic of Panama, and with mineral resource properties in the Republic of Panama;

B.

The Company is a reporting company whose shares are posted and listed for trading on the Toronto Stock Exchange;

C.

Fifer has certain skills, expertise and experience and is employed by the Company;

D.

The Company and Fifer deem it advisable to establish the financial arrangements that would be in effect in the event of a change of control of the Company;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the representations, warranties, covenants and agreements hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties represent, warrant, covenant and agree as follows:

ARTICLE 1

CHANGE OF CONTROL

1.1

In the event of a change of control of the Company, Fifer shall continue to serve the Company in the same capacity and have the same authority, responsibilities and status as he had as of the date immediately prior to the change of control.  For the purposes of this Agreement, a “change of control” shall be deemed to have occurred when:

(a)

a person becomes a “control person” (as that term is defined in the Securities Act, (British Columbia)) of the Company; or

(b)

a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent board of directors; or

(c)

any person or group of persons acquires the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the Company through:

(i)

the legal or beneficial ownership of voting securities;

(ii)

the right to appoint managers, directors or corporate management;

(iii)

contract;

(iv)

operating agreement;

(v)

voting trust;

or otherwise.

1.2

In the event of the termination, either by Fifer or the Company, of Fifer’s engagement by the Company following a “change of control” (as defined in section 1.1 hereof) the Company shall pay to Fifer, within 10 days of termination an amount equal to two times the annual compensation being paid to Fifer as the time of the change of control.

1.3

The rights of the Company and Fifer under this Agreement are in addition to and not in derogation of any other remedies which may be available to the Company or Fifer at law or in equity.

1.4

The amounts payable to Fifer hereunder in the event of the termination of this Agreement shall not be reduced if Fifer shall secure, or shall not reasonably pursue, alternative employment following the termination of his engagement with the Company.

ARTICLE 2

GENERAL PROVISIONS

Waiver

2.1

No consent or waiver, express or implied, by any party to this Agreement of any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party's performance or in the terms, covenants and conditions of this Agreement.  The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party's right to assert such claim at any time thereafter.

Notices

2.2

Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered, telefaxed or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement.  Any notice shall be deemed to have been received if delivered or telefaxed, when delivered or telefaxed, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof.  If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilise any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.  A party may change its address for service by notice in writing to the other parties.

2.3

Each party to this Agreement may change its address for the purpose of this section 2.0 by giving written notice of such change in the manner provided for in section 2.2.

Applicable Law

2.4

This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof.  The parties hereto hereby submit to the jurisdiction of the courts of British Columbia.

Severability

2.5

If any provision of this Agreement for any reason is declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

Non-Assignability

2.6

This Agreement shall not be assigned by any party to this Agreement without the prior written consent of all other parties to this Agreement.

Burden and Benefit

2.7

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

Time

2.8

Time is of the essence of this Agreement.

Independent Advice

2.9

Fifer hereby acknowledges that he has had an opportunity to seek and obtain independent legal advice in respect of this Agreement, and confirms that he has either sought and obtained such advice or waives any right of action he may have against the Company as a result of failing to obtain such advice.

Counterpart

2.10

This Agreement may be executed in counterpart and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date set out on the first page of this Agreement.

The COMMON SEAL of PETAQUILLA MINERALS LTD. was hereunto affixed in the presence of: /s/ Robert Baxter Robert Baxter Chairman of the Board	) ) ) ) ) ) ) )	c/s

SIGNED, SEALED AND DELIVERED

)

by RICHARD FIFER

)

in the presence of:

)

)

/s/ Janet Francis

)

Name

)

/s/ Richard Fifer

________________________________

)

Richard Fifer

Address

)

CHANGE OF CONTROL AGREEMENT

THIS AGREEMENT made as of and to have effect from the 1st day of April, 2009,

BETWEEN:

PETAQUILLA MINERALS LTD., a company duly incorporated under the laws of the Province of British Columbia, and having its head office at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9

(hereinafter called the “Company”)

OF THE FIRST PART

AND:

JOHN KAPETAS, of _________________________________________,

(address)

(hereinafter called "Kapetas")

OF THE SECOND PART

WHEREAS:

A.

The Company is a mining and exploration company with offices in Vancouver, British Columbia, and the Republic of Panama, and with mineral resource properties in the Republic of Panama;

B.

The Company is a reporting company whose shares are posted and listed for trading on the Toronto Stock Exchange;

C.

Kapetas has certain skills, expertise and experience and is employed by the Company;

D.

The Company and Kapetas deem it advisable to establish the financial arrangements that would be in effect in the event of a change of control of the Company;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the representations, warranties, covenants and agreements hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties represent, warrant, covenant and agree as follows:

ARTICLE 1

CHANGE OF CONTROL

1.1

In the event of a change of control of the Company, Kapetas shall continue to serve the Company in the same capacity and have the same authority, responsibilities and status as he had as of the date immediately prior to the change of control.  For the purposes of this Agreement, a “change of control” shall be deemed to have occurred when:

(a)

a person becomes a “control person” (as that term is defined in the Securities Act, (British Columbia)) of the Company; or

(b)

a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent board of directors; or

(c)

any person or group of persons acquires the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the Company through:

(i)

the legal or beneficial ownership of voting securities;

(ii)

the right to appoint managers, directors or corporate management;

(iii)

contract;

(iv)

operating agreement;

(v)

voting trust;

or otherwise.

1.2

In the event of the termination, either by Kapetas or the Company, of Kapetas’ engagement by the Company following a “change of control” (as defined in section 1.1 hereof) the Company shall pay to Kapetas, within 10 days of termination an amount equal to two times the annual compensation being paid to Kapetas as the time of the change of control.

1.3

The rights of the Company and Kapetas under this Agreement are in addition to and not in derogation of any other remedies which may be available to the Company or Kapetas at law or in equity.

1.4

The amounts payable to Kapetas hereunder in the event of the termination of this Agreement shall not be reduced if Kapetas shall secure, or shall not reasonably pursue, alternative employment following the termination of his engagement with the Company.

ARTICLE 2

GENERAL PROVISIONS

Waiver

2.1

No consent or waiver, express or implied, by any party to this Agreement of any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party's performance or in the terms, covenants and conditions of this Agreement.  The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party's right to assert such claim at any time thereafter.

Notices

2.2

Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered, telefaxed or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement.  Any notice shall be deemed to have been received if delivered or telefaxed, when delivered or telefaxed, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof.  If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilise any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.  A party may change its address for service by notice in writing to the other parties.

2.3

Each party to this Agreement may change its address for the purpose of this section 2.0 by giving written notice of such change in the manner provided for in section 2.2.

Applicable Law

2.4

This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof.  The parties hereto hereby submit to the jurisdiction of the courts of British Columbia.

Severability

2.5

If any provision of this Agreement for any reason is declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

Non-Assignability

2.6

This Agreement shall not be assigned by any party to this Agreement without the prior written consent of all other parties to this Agreement.

Burden and Benefit

2.7

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

Time

2.8

Time is of the essence of this Agreement.

Independent Advice

2.9

Kapetas hereby acknowledges that he has had an opportunity to seek and obtain independent legal advice in respect of this Agreement, and confirms that he has either sought and obtained such advice or waives any right of action he may have against the Company as a result of failing to obtain such advice.

Counterpart

2.10

This Agreement may be executed in counterpart and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date set out on the first page of this Agreement.

The COMMON SEAL of PETAQUILLA MINERALS LTD. was hereunto affixed in the presence of: /s/ Robert Baxter Robert Baxter Chairman of the Board	) ) ) ) ) ) ) )	c/s

SIGNED, SEALED AND DELIVERED

)

by JOHN KAPETAS

)

in the presence of:

)

)

/s/ Janet Francis

)

Name

)

/s/ John Kapetas

________________________________

)

John Kapetas

Address

)

CHANGE OF CONTROL AGREEMENT

THIS AGREEMENT made as of and to have effect from the 1st day of April, 2009,

BETWEEN:

PETAQUILLA MINERALS LTD., a company duly incorporated under the laws of the Province of British Columbia, and having its head office at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9

(hereinafter called the “Company”)

OF THE FIRST PART

AND:

JOÃO C. MANUEL, of ______________________________________
   (address)

(hereinafter called "Manuel")

OF THE SECOND PART

WHEREAS:

A.

The Company is a mining and exploration company with offices in Vancouver, British Columbia, and the Republic of Panama, and with mineral resource properties in the Republic of Panama;

B.

The Company is a reporting company whose shares are posted and listed for trading on the Toronto Stock Exchange;

C.

Manuel has certain skills, expertise and experience which the Company wishes to employ;

D.

Manuel and the Company are negotiating the written terms and conditions of the permanent engagement of Manuel as an employee, consultant or contractor, but both parties deem it advisable to establish at an early date the financial arrangements that would be in effect in the event of a change of control of the Company;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the representations, warranties, covenants and agreements hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties represent, warrant, covenant and agree as follows:

ARTICLE 1

CHANGE OF CONTROL

1.1

In the event of a change of control of the Company, Manuel shall continue to serve the Company in the same capacity and have the same authority, responsibilities and status as he had as of the date immediately prior to the change of control.  For the purposes of this Agreement, a “change of control” shall be deemed to have occurred when:

(a)

a person becomes a “control person” (as that term is defined in the Securities Act, (British Columbia)) of the Company; or

(b)

a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent board of directors; or

(c)

any person or group of persons acquires the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the Company through:

(i)

the legal or beneficial ownership of voting securities;

(ii)

the right to appoint managers, directors or corporate management;

(iii)

contract;

(iv)

operating agreement;

(v)

voting trust;

or otherwise.

1.2

In the event of the termination, either by Manuel or the Company, of Manuel’s engagement by the Company following a “change of control” (as defined in section 1.1 hereof) the Company shall pay to Manuel, within 10 days of termination an amount equal to two times the annual compensation being paid to Manuel as the time of the change of control.

1.3

The rights of the Company and Manuel under this Agreement are in addition to and not in derogation of any other remedies which may be available to the Company or Manuel at law or in equity.

1.4

The amounts payable to Manuel hereunder in the event of the termination of this Agreement shall not be reduced if Manuel shall secure, or shall not reasonably pursue, alternative employment following the termination of his engagement with the Company.

1.5

The parties hereto agree to continue to negotiate in good faith the terms and conditions of a permanent engagement agreement between them, such agreement to incorporate the terms and conditions of this Change of Control Agreement.

ARTICLE 2

GENERAL PROVISIONS

Waiver

2.1

No consent or waiver, express or implied, by any party to this Agreement of any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party's performance or in the terms, covenants and conditions of this Agreement.  The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party's right to assert such claim at any time thereafter.

Notices

2.2

Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered, telefaxed or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement.  Any notice shall be deemed to have been received if delivered or telefaxed, when delivered or telefaxed, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof.  If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilise any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.  A party may change its address for service by notice in writing to the other parties.

2.3

Each party to this Agreement may change its address for the purpose of this section 2.0 by giving written notice of such change in the manner provided for in section 2.2.

Applicable Law

2.4

This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof.  The parties hereto hereby submit to the jurisdiction of the courts of British Columbia.

Severability

2.5

If any provision of this Agreement for any reason is declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

Non-Assignability

2.6

This Agreement shall not be assigned by any party to this Agreement without the prior written consent of all other parties to this Agreement.

Burden and Benefit

2.7

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

Time

2.8

Time is of the essence of this Agreement.

Independent Advice

2.9

Manuel hereby acknowledges that he has had an opportunity to seek and obtain independent legal advice in respect of this Agreement, and confirms that he has either sought and obtained such advice or waives any right of action he may have against the Company as a result of failing to obtain such advice.

Counterpart

2.10

This Agreement may be executed in counterpart and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date set out on the first page of this Agreement.

The COMMON SEAL of PETAQUILLA MINERALS LTD. was hereunto affixed in the presence of: /s/ Robert Baxter Robert Baxter Chairman of the Board	) ) ) ) ) ) ) )	c/s

SIGNED, SEALED AND DELIVERED

)

by JOÃO C. MANUEL

)

in the presence of:

)

)

/s/ Janet Francis

)

Name

)

/s/ João C. Manuel

__________________________________

)

João C. Manuel

Address

)

CHANGE OF CONTROL AGREEMENT

THIS AGREEMENT made as of and to have effect from the 1st day of April, 2009,

BETWEEN:

PETAQUILLA MINERALS LTD., a company duly incorporated under the laws of the Province of British Columbia, and having its head office at Suite 410, 475 West Georgia Street, Vancouver, British Columbia, V6B 4M9

(hereinafter called the “Company”)

OF THE FIRST PART

AND:

BASSAM MOUBARAK, ____________________________________

(address)

(hereinafter called "Moubarak")

OF THE SECOND PART

WHEREAS:

A.

The Company is a mining and exploration company with offices in Vancouver, British Columbia, and the Republic of Panama, and with mineral resource properties in the Republic of Panama;

B.

The Company is a reporting company whose shares are posted and listed for trading on the Toronto Stock Exchange;

C.

Moubarak has certain skills, expertise and experience which the Company wishes to employ;

D.

Moubarak and the Company have an Employment Agreement dated February 11, 2008, in force, but both parties deem it advisable to establish the financial arrangements that would be in effect in the event of a change of control of the Company;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the representations, warranties, covenants and agreements hereinafter set forth and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties represent, warrant, covenant and agree as follows:

ARTICLE 1

CHANGE OF CONTROL

1.1

In the event of a change of control of the Company, Moubarak shall continue to serve the Company in the same capacity and have the same authority, responsibilities and status as he had as of the date immediately prior to the change of control.  For the purposes of this Agreement, a “change of control” shall be deemed to have occurred when:

(a)

a person becomes a “control person” (as that term is defined in the Securities Act, (British Columbia)) of the Company; or

(b)

a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent board of directors; or

(c)

any person or group of persons acquires the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the Company through:

(i)

the legal or beneficial ownership of voting securities;

(ii)

the right to appoint managers, directors or corporate management;

(iii)

contract;

(iv)

operating agreement;

(v)

voting trust;

or otherwise.

1.2

In the event of the termination, either by Moubarak or the Company, of Moubarak’s engagement by the Company following a “change of control” (as defined in section 1.1 hereof) the Company shall pay to Moubarak, within 10 days of termination an amount equal to two times the annual compensation being paid to Moubarak as the time of the change of control.

1.3

The rights of the Company and Moubarak under this Agreement are in addition to and not in derogation of any other remedies which may be available to the Company or Moubarak at law or in equity.

1.4

The amounts payable to Moubarak hereunder in the event of the termination of this Agreement shall not be reduced if Moubarak shall secure, or shall not reasonably pursue, alternative employment following the termination of his engagement with the Company.

ARTICLE 2

GENERAL PROVISIONS

Waiver

2.1

No consent or waiver, express or implied, by any party to this Agreement of any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party's performance or in the terms, covenants and conditions of this Agreement.  The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party's right to assert such claim at any time thereafter.

Notices

2.2

Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be personally delivered, telefaxed or mailed by registered mail, postage prepaid to the address of the parties set out on the first page of this Agreement.  Any notice shall be deemed to have been received if delivered or telefaxed, when delivered or telefaxed, and if mailed, on the fifth day (excluding Saturdays, Sundays and holidays) after the mailing thereof.  If normal mail service is interrupted by strike, slowdown, force majeure or other cause, a notice sent by registered mail will not be deemed to be received until actually received and the party sending the notice shall utilise any other services which have not been so interrupted or shall deliver such notice in order to ensure prompt receipt thereof.  A party may change its address for service by notice in writing to the other parties.

2.3

Each party to this Agreement may change its address for the purpose of this section 2.0 by giving written notice of such change in the manner provided for in section 2.2.

Applicable Law

2.4

This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof.  The parties hereto hereby submit to the jurisdiction of the courts of British Columbia.

Severability

2.5

If any provision of this Agreement for any reason is declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

Non-Assignability

2.6

This Agreement shall not be assigned by any party to this Agreement without the prior written consent of all other parties to this Agreement.

Burden and Benefit

2.7

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

Time

2.8

Time is of the essence of this Agreement.

Independent Advice

2.9

Moubarak hereby acknowledges that he has had an opportunity to seek and obtain independent legal advice in respect of this Agreement, and confirms that he has either sought and obtained such advice or waives any right of action he may have against the Company as a result of failing to obtain such advice.

Counterpart

2.10

This Agreement may be executed in counterpart and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date set out on the first page of this Agreement.

The COMMON SEAL of PETAQUILLA MINERALS LTD. was hereunto affixed in the presence of: /s/ Robert Baxter Robert Baxter Chairman of the Board	) ) ) ) ) ) ) )	c/s

SIGNED, SEALED AND DELIVERED

)

by BASSAM MOUBARAK

)

in the presence of:

)

)

/s/ Janet Francis

)

Name

)

/s/ Bassam Moubarak

_______________________________

)

Bassam Moubarak

Address

)